SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                               THEGLOBE.COM, INC.
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                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)

                                    88335R101
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                                 (CUSIP Number)

                          DONALD E. THOMPSON, II, ESQ.
                               PROSKAUER ROSE LLP
                          2255 GLADES ROAD, SUITE 340W
                           BOCA RATON, FLORIDA  33431
                                 (561) 241-7400
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 MARCH 28, 2003
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             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO.  88335R101                                         PAGE 2 OF 6
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1.   NAME OF REPORTING PERSONS                    Dancing Bear Investments, Inc.

     S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS  65-0712083

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*                                  WC

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)
                                                                         [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION              FLorida

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              7    SOLE VOTING POWER                   -0-

              ------------------------------------------------------------------
  NUMBER OF   8    SHARED VOTING POWER                 10,355,414 (1)
    SHARES
 BENEFICIALLY ------------------------------------------------------------------
   OWNED BY   9    SOLE DISPOSITIVE POWER              -0-
     EACH
  REPORTING   ------------------------------------------------------------------
 PERSON WITH  10   SHARED DISPOSITIVE POWER            10,355,414 (1)

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                       10,355,414 (1)

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11            29.4%

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14   TYPE  OF  REPORTING  PERSON*                                CO

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(1)  Represents  (i)  5,523,588  shares  of  common stock of the Issuer and (ii)
warrants to acquire 4,831,826 shares of common stock, subject to certain anti-dilutive adjustment mechanisms.

                                  SCHEDULE 13D
CUSIP NO.  88335R101                                         PAGE 3 OF 6
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1.   NAME OF REPORTING PERSONS                           Michael S. Egan


     S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS  ###-##-####

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [X]
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3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*                                  PF

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                         [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION              United States

--------------------------------------------------------------------------------
              7    SOLE VOTING POWER                   3,571,052

              ------------------------------------------------------------------
  NUMBER OF   8    SHARED VOTING POWER                 30,355,414 (2)
    SHARES
 BENEFICIALLY ------------------------------------------------------------------
   OWNED BY   9    SOLE DISPOSITIVE POWER              3,571,052
     EACH
  REPORTING   ------------------------------------------------------------------
 PERSON WITH  10   SHARED DISPOSITIVE POWER            30,355,414 (2)

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                       33,926,466 (3)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11            58.4%

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14   TYPE  OF  REPORTING  PERSON*                                IN

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(1)  Please  see  the  next  page

                                  SCHEDULE 13D
CUSIP NO.  88335R101                                         PAGE 4 OF 6
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(1)  Represents  (i)  2,834,385  shares  issuable  upon  the exercise of certain options which are either now exercisable or exercisable within the next 60 days by Mr. Egan individually, (ii) 666,667 shares of common stock owned directly by Mr. Egan, (iii) 56,000 shares of the common stock owned by certain trusts of which Mr. Egan is the trustee; and (iv) 14,000 shares owned by Mr. Egan's spouse, of which Mr. Egan disclaims beneficial ownership.

(2) Represents (i) 5,523,588 shares of common stock owned by Dancing Bear Investments, (ii) warrants to acquire 4,831,826 shares of common stock, subject to certain anti-dilution adjustment mechanisms, owned by Dancing Bear Investments, (iii) 333,333 shares of Series F Convertible Preferred Stock, which is convertible at any time into 16,666,666 shares of common stock, subject to certain anti-dilution adjustment mechanisms, owned by E&C Capital Partners, LLLP, which is controlled by Mr. Egan, and (iv) warrants to acquire 3,333,333 shares of common stock, subject to certain anti-dilution adjustment mechanisms, owned by E&C Capital Partners, LLLP,

(3) Represents (i) 5,523,588 shares of common stock owned by Dancing Bear Investments, (ii) warrants to acquire 4,831,826 shares of common stock, subject to certain anti-dilution adjustment mechanisms, owned by Dancing Bear Investments, (iii) 333,333 shares of Series F Convertible Preferred Stock, which is convertible at any time into 16,666,666 shares of common stock, subject to certain anti-dilution adjustment mechanisms, owned by E&C Capital Partners, LLLP, which is controlled by Mr. Egan, (iv) warrants to acquire 3,333,333 shares of common stock, subject to certain anti-dilution adjustment mechanisms, owned by E&C Capital Partners, LLLP, (v) 2,834,385 shares issuable upon the exercise of certain options which are either now exercisable or exercisable within the next 60 days by Mr. Egan individually, (vi) 666,667 shares of common stock owned directly by Mr. Egan, (vii) 56,000 shares of the common stock owned by certain trusts of which Mr. Egan is the trustee; and (viii) 14,000 shares owned by Mr. Egan's spouse, of which Mr. Egan disclaims beneficial ownership.

                                                           PAGE 5 OF 6
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ITEM 1. SECURITY AND ISSUER

     This Amendment No. 4 to Schedule 13D ("Schedule 13D") relates to common stock, par value $.001 ("Common Stock") of theglobe.com, inc., a Delaware corporation (the "Issuer" or the "Company"). This Amendment No. 4 amends the initial statement on Schedule 13D dated February 16, 1999 and all prior amendments (collectively, the "Initial Statement") filed by Dancing Bear Investments, Inc.("DBI"), Michael S. Egan ("Mr. Egan"), Todd Krizelman and Stephan J. Paternot (collectively, the "Original Reporting Persons").

ITEM 2. IDENTITY AND BACKGROUND

     The Original Reporting Persons were previously parties to a Stockholders' Agreement described in the Initial Statement. As a result of the Stockholders' Agreement and the possibility that the Original Reporting Persons may be deemed a "group" as such term is used in Section 13(d)(3) of the Securities and Exchange Act of 1934, the Original Reporting Persons filed the Initial Statement. Each of the Original Reporting Persons expressly disclaimed that any such group was formed. This Amendment No. 4 reflects the termination of the Stockholders' Agreement, the termination of any further filings by DBI or Mr. Egan relating to the existence of the Stockholders' Agreement and presents beneficial ownership information solely with respect to DBI and Mr. Egan and not all of the Original Reporting Persons. DBI, Mr. Egan and E&C Capital Partners, LLLP, which is controlled by Mr. Egan, have simultaneously filed a Schedule 13D setting forth their respective beneficial ownership in the Common Stock of the Issuer.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

A.  Termination  of  Stockholders'  Agreement  dated  March  28,  2003

                                                           PAGE 6 OF 6
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.



                                              /s/ Michael S. Egan
                                                  -----------------------
                                              Michael S. Egan


                                              Dancing Bear Investments, Inc.


                                              By: /s/ Michael S. Egan
                                                  -----------------------
                                              Michael S. Egan
                                              Title: President

                                    EXHIBIT A
                                    ---------
                     TERMINATION OF STOCKHOLDERS' AGREEMENT
                     --------------------------------------

                              TERMINATION AGREEMENT

     This Termination Agreement is dated as of March 28, 2003 between theglobe.com, inc., a Delaware corporation (the "Company"), Michael S. Egan, Dancing Bear Investments, Inc., a Florida corporation ("DBI" and together with Michael S. Egan, "Dancing Bear"), Todd V. Krizelman, Stephan J. Paternot, Edward
A.  Cespedes  and  Rosalie  V.  Arthur.

     WHEREAS, the parties entered into a Stockholders' Agreement dated as of February 14, 1999 (the "Stockholders' Agreement"); and

     WHEREAS,  the  parties  desire  to  terminate  the Stockholders' Agreement.

     NOW, THEREFORE, for good and valuable consideration the receipt and adequacy of which is hereby acknowledged, the undersigned agree as follows:

     1. The parties hereby agree that the Stockholders' Agreement is hereby terminated effective immediately.

     2. The parties hereby agree from time to time to execute and deliver such further and other documents and do all matters and things which may be convenient or necessary to more effectively and completely carry out the intentions of this Termination Agreement, including without limitation, preparation, execution and filing of all appropriate reports with the Securities and Exchange Commission under applicable federal securities laws (including without limitation an appropriate amendment on Schedule 13D).

     3. This Termination Agreement and all transactions contemplated by this Termination Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Florida without regard to principles of conflicts of laws.

     4. This Termination Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and same instrument. Confirmation of execution by telex or by telecopy or telefax of a facsimile signature page shall be binding upon any party to confirming.

                      [SIGNATURES APPEAR ON FOLLOWING PAGE]

     IN WITNESS WHEREOF, the parties have signed this Termination as of the date first provided above.

                                        theglobe.com, inc.


                                        By:  /s/  Edward  A.  Cespedes
                                           -------------------------------
                                        Print  Name:  Edward  A.  Cespedes
                                                    ----------------------
                                        Title:  President
                                              ----------------------------


                                        /s/  Michael  S.  Egan
                                        -----------------------
                                        Michael  S.  Egan


                                        Dancing  Bear  Investments,  Inc.


                                        By:  /s/  Michael  S.  Egan
                                           -------------------------------
                                        Print  Name:  Michael  S.  Egan
                                                    ----------------------
                                        Title:  President
                                              ----------------------------


                                        /s/  Todd  V.  Krizelman
                                        ----------------------------------
                                        Todd  V.  Krizelman


                                        /s/  Stephan  J.  Paternot
                                        ----------------------------------
                                        Stephan  J.  Paternot


                                        /s/  Edward  A.  Cespedes
                                        ----------------------------------
                                        Edward  A.  Cespedes


                                        /s/  Rosalie  V.  Arthur
                                        ----------------------------------
                                        Rosalie  V.  Arthur